

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 8, 2009

<u>Via Mail and Fax</u>

Susan Bracey
Chief Financial Officer
Youbet.Com, Inc.
2600 West Olive Avenue, 5th Floor
Burbank, CA 91505

      RE: Youbet.Com, Inc.
             File Number: 000-26015
             Form 10-K for the Year Ended December 31, 2008

Dear Ms. Bracey:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Lyn Shenk
                Branch Chief